Exhibit (a)(5)

CONSENT OF AVINGTON INTERNATIONAL

We hereby consent to the references to the opinion dated December 21, 2005 of our firm in the Chairman’s letter attached to the circular of the Board of Directors of Fairmont Hotels & Resorts Inc. dated December 21, 2005 (the ‘‘Circular’’) and under the captions ‘‘Summary’’, ‘‘Background to the Offer’’ and ‘‘Reasons for Rejection’’ and to the inclusion of the foregoing opinion in the Circular. In providing such consent, except as may be required by securities laws, we do not intend that any persons other than the Special Committee or the Board of Directors rely upon such opinion.

Dated December 21, 2005.

(Signed) AVINGTON INTERNATIONAL